#1 Lemieux sep. 23

Management Discussion and Analysis

Revenues and Net Income (Loss)

Sales for the third quarter increased to $5.34 million, compared to $4.90 million for the same quarter last year ($4.64 million excluding Gelfoam(R) revenues of $260,000), an increase of 9% (or 15% excluding the Gelfoam revenues). For the first three quarters of fiscal 2002, sales were $15.57 million, compared to $13.66 million for the same period last year, an increase of 14%. The gross margin for the quarter was 54.9% compared to 59% for the same period last year. The decline in margin is attributable to the absence of Gelfoam revenues in the quarter and to the annual cost increase in Hemaseel APR, negotiated in September 2001 with the supplier, as part of the settlement of prior years pricing issues. The consolidated net loss for the quarter amounted to ($2.61) million, or ($0.09) per share, up from a loss of ($1.68) million for the same quarter last year, or ($0.07) per share. For the first three quarters of fiscal 2002, excluding the effects of the settlement recorded in the second quarter in respect of the termination of agreements with ZLB Bioplasma AG, the cumulative net loss was ($6.90) million, or ($0.24) per share, compared to ($6.83) million, or ($0.28) per share, for the first three quarters of fiscal 2001. Including the effects of the settlement, the reported profit was $5.81 million, or $0.20 per share, both basic and fully diluted.

Operating Expenses

Operating expenses for the quarter were $5.58 million, compared to $5.37 million for the preceding quarter, and to $4.56 million for the same quarter last year. The increase over last year is attributable to increases in sales and marketing, general and administrative expenses, and an increase in foreign exchange losses. The increase in sales and marketing expenses amounted to $550,000 and resulted from the creation of two new positions of manager of distributor accounts, increased commissions on higher distributors sales and travel and

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other expenses incurred in changing over Novation hospitals to Haemacure accounts. The increase in general and administrative expenses amounted to $190,000 and resulted from higher reporting expenses, legal fees associated primarily with the ZLB settlement, and increased information systems costs caused by necessary upgrades and interfacing with our logistics provider. The increase in foreign exchange losses amounted to $200,000 and resulted in good part from the early adoption of new Canadian Institute of Chartered Accountants recommendations. Operating expenses for the first three quarters of fiscal 2002 were $16.02 million, compared to $14.29 million for the same period of 2001, an increase of 12%.

Assets, Liquidity and Capital Resources

The current working capital ratio increased to 1.53 versus 0.98 as at October 31, 2001. Capital assets increased again as validation continued at the BPL manufacturing facility in Elstree, UK. Bank indebtedness also increased, as the Company drew down on its new line of credit to reduce accounts payable for the second consecutive quarter.

Outlook

Haemacure's revenue performance for the third quarter broke a two-year pattern of slow growth for the third quarter compared to the second quarter. This result came from increased emphasis on distributor sales and, for the month of July, sales to Novation hospitals. The quarter's loss was increased over last year as expenses to convert Novation hospitals to Haemacure accounts were substantial, exchange losses were severe, as the Canadian dollar rose appreciably against the US dollar, and expenses associated with the ZLB settlement were recorded. The operating expenses are expected to return to normal for the fourth quarter, while revenues are expected to improve. The fourth quarter is usually the strongest and, with the addition of Novation hospitals, should be better than usual.

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